

August 15, 2011

Via Email
Mr. Richard W. Turner
Chief Executive Officer
Conmed Healthcare Management, Inc.
7250 Parkway Drive, Suite 400
Hanover, MD 21076

>   **Re: Conmed Healthcare Management, Inc.**
>   **Schedule 14A**
>   **Filed July 21, 2011**
>   **File No. 001-34408**

Dear Mr. Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of The Merger, page 21

1.   Please revise to clarify the following:
- The timing and negotiation of the voting agreements entered into by Messrs. Pappajohn, Heil and Dr. Desnick;
- The nature and extent of any discussions among Messrs. Pappajohn, Heil, and Dr. Desnick related to the transaction or a potential transaction;
- Whether and how the existence of the voting agreements factored into the board's discussions and process;
- Whether the "certain significant holders of shares" referred to on the top of page 22 is Dr. Desnick or an affiliate of his;
- The number and percentage of the shares held by Dr. Desnick during all periods covered by the background discussion; and,
- The timing and nature of the negotiations between you and Dr. Desnick, and how you

Mr. Richard W. Turner
Conmed Healthcare Management, Inc.
August 15, 2011
Page 2

considered his prior observer status and shareholdings during the course of the negotiations and subsequent deliberations to approve the transaction.

Please revise accordingly. Also, with a view to clarifying disclosure, advise us of the extent of the board's consideration or discussion of potential share price or other enterprise values during the time Dr. Desnick's observer status overlapped with the company's selling efforts, which appear to have begun in November 2011.

Other

2.   Please advise us how you considered the requirements of Rule 13e-3 with respect to your transaction. In responding to the foregoing, your analysis should address, as applicable, Dr. Desnick's status as a significant shareholder in you, the voting agreements between Messrs. Pappajohn, Dr. Desnick, and Heil, Mr. Pappajohn's status as a director since 1995, and any other factors deemed relevant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director